Item 77I - Cash Account Trust: Money Market Portfolio and Government & Agency
Securities Portfolio

Upon the recommendation of Deutsche Investment
Management Americas Inc. (the "Advisor"), the Board of Cash Account Trust (the "Trust") has approved the termination of the Institutional
Select Money Market Shares class of the Money Market
Portfolio of the Trust effective on or
about November 30, 2009. The Board has approved the closing of the Institutional Select Money
Market Shares class to new investments effective immediately.

Upon the recommendation of Deutsche Investment
Management Americas Inc. (the "Advisor"), the Board of Cash Account Trust (the "Trust") has approved the termination and liquidation of:
(a) the Institutional Money Market Shares class of the Money Market Portfolio of the Trust, and
(b) the Premier Money Market Shares class of the
Government & Agency Securities Portfolio of the Trust, effective on or about February 16, 2010
(the "Liquidation Date"). Accordingly, each of the above-noted classes (individually, the "Class" and collectively, the "Classes") will redeem all of its shares outstanding on the Liquidation Date.
The costs of each liquidation, including the mailing of notification to shareholders, will be borne by each respective Class, subject to any applicable voluntary undertaking, then in effect, by the Advisor to waive or reimburse certain operating expenses of the Classes. Shareholders who elect to redeem their shares prior to the Liquidation Date will receive the net asset value per share (normally, $1.00) on such redemption date for all shares they redeem. Shareholders whose shares are redeemed automatically on the Liquidation Date will receive the net asset value per share (normally, $1.00) for all shares they own on the Liquidation Date. In conjunction with approving the termination and liquidation of the Classes, the Board of the Trust further approved closing the Classes to new investments effective immediately, except for broker/dealer cash sweep clients and dividend reinvestment.
Shareholders who redeem shares using the checkwriting redemption privilege offered by the
Classes are advised to cease using this privilege sufficiently far in advance of the Liquidation
Date to ensure that any redemption checks are presented to the Classes for payment on or prior to the Liquidation Date since any such redemption checks presented to the Classes after the Liquidation Date will not be honored.

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